77 E  LEGAL PROCEEDINGS
Since October 2003, Federated and related entities
 (collectively, "Federated"), and various Federated funds ("Funds"), have been named as defendants in several class action lawsuits now pen ding in the United States District Court for the Di strict of Maryland. The lawsuits were purportedly filed on behalf of people who purchased
, owned and/or redeemed shares of Federated-sponsored mutual funds during specified periods beginning November 1, 1998. The suits are generally similar in alleging that Federated engaged in illegal and improper trading practices including market timing and late trading in concert with certain
 institutional traders, which allegedly caused financi al injury to the mutual fund shareholders.
These lawsuits began to be filed shortly after Federat ed's first public announcement that it had received re quests for information on shareholder trading activities in the Funds from the SEC, the Offic e of the New York State Attorney General ("NYAG"), and other authorities. In that regard, on November 28, 2005, Federated announced that it had reached final settlements with the SEC and the NYAG wi th respect to those matters.
Specifically, the SEC and NYAG settled proceedings aga inst three Federated subsidiaries involving undisclose d market timing arrangements and late trading. The SEC made findings: that Federated Investm ent Management Company ("FIMC"), an SEC-registered inv estment adviser to various Funds, and Federated Securities Corp., an SEC-registered broke r-dealer and distributor for the Funds, violated provis ions of the Investment Advisers Act and Investment Company Act by approving, but not disclos ing, three market timing arrangements, or the associated conflict of interest between
FIMC and the funds involved in the arrangements, either to other fund shareholders or to the funds' board; and t hat Federated Shareholder
Services Company, formerly an SEC-registered transfer ag ent, failed to prevent a customer and a Federated employe e from late trading in violation of provisions of the Investment Company Act. The NYAG fo und that such conduct violated provisions of New York Sta te law. Federated entered into the settlements without admitting or denying the r egulators' findings. As Federated previously reported in 2004, it has already paid approximately $8.0 million to certain funds as determined by an independent consultant. As part of these settlemen ts, Federated agreed to pay disgorgement and a civil money penalty in the aggregate a mount of an additional $72 million and, among other thing s, agreed that it would not serve as investment adviser to any registered investment company unless (i) at least 75% of the fund's directors a re independent of Federated,
(ii) the chairman of each such fund is independent of Fed erated, (iii) no action may be taken by the fund's board or any committee thereof unless approved by a majority of the independent trustees of the fund or committee, respectively, and (iv) the fund appoints a "senior officer" who reports to the independent trustees and is responsible fo r monitoring compliance by the fund with applicable laws a nd fiduciary duties and for managing the process by which management fees charged to a fund are approved. The settlements are described in Federa ted's announcement which, along with previous press releases and related commu nications on those matters, is available in the "About Us" section of Federated's website at FederatedInvestors.com.
Federated entities have also been named as defendants in se veral additional lawsuits that are now pending in the United States District Court for the Western District of Pennsylvania, alleging, among other things, excessive advisory and Rule 12b-1 fees.
The Board of the Funds retained the law firm of Dickstein S hapiro LLP to represent the Funds in each of the lawsuits de scribed in the preceding two paragraphs. Federated and the Funds, and their respective counsel, have been defending this litigation, and none of the Funds remains a defendant in any of the lawsuits (though some cou ld potentially receive any recoveries as nominal defendants).
 Additional lawsuits based
upon similar allegations may be filed in the future. The pote ntial impact of these lawsuits, all of which seek unquantifi ed damages, attorneys' fees, and expenses, and future potential similar suits is uncertai
n. Although we do not believe that these lawsuits will have a material adverse effect on the Funds, there can be no assurance that these suits, ongo ing adverse publicity and/or other developments resulting fr om the regulatory investigations will not result in increased Fund redemption s, reduced sales of Fund shares, or other adverse consequenc es for the Funds.


EDWARD JONES
In the normal course of business, Edward Jones is named, fr om time to time, as a defendant in various legal actions, i ncluding arbitrations, class actions, and other litigation. Certain of these legal actio ns include claims for substantial compensatory and/or punit ive damages or claims for indeterminate amounts of damages. Edward Jones is involved, from time to time, in investigations and proceedings by go vernmental and self-regulatory agencies, certain of which may result in adverse judgments, fines, or penalties.
  The potential impact of these legal proceedings is uncerta in. As of the date of this prospectus, Edward Jones does not believe that any current
or anticipated legal proceedings will have a material advers e impact on Edward Jones or the Fund. However, there can be no assurance that these suits, the ongoing adverse publicity and/or other devel opments resulting from the regulatory investigations will not result in increased Fund
redemptions, reduced sales of Fund shares, or other adverse c onsequences for the Fund.


Current as of:  8/18/94